**ROSS MILLER**
**Secretary of State**
**204 North Carson Street, Suite 1**
**Carson City, Nevada 89701-4299**
**(775) 684 5708**
**Website: secretaryofstate.biz**

## Certificate of Amendment
**(PURSUANT TO NRS 78.385 and 78.390)**

| Filed in the office of | Document Number 20070474271-64 |
|---|---|
| Ross Miller, Secretary of State, State of Nevada | Filing Date and Time 07/10/2007 5:00 PM |
| | Entity Number E0058482006-4 |

ABOVE SPACE IS FOR OFFICE USE ONLY

**Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations**

**(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)**

1. Name of corporation:

REPERIO EXPLORATION INC.

2. The articles have been amended as follows (provide article numbers, if available):

**ARTICLE I**

The name of the Corporation is:

Future Now Group Inc.

**ARTICLE IV**

The authorized capital stock of this Corporation consists of 900,000,000 shares of common stock with a par value of $0.001 and 50,000,000 preferred shares with a par value of $0.001. To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.195 and 78.1955), as the same now exists or may hereafter be amended or supplemented, the Board of Directors may fix and determine by resolution the designations, rights, preferences, limitations, restrictions, and relative rights or other variations of each class or series within each class of capital stock of the Corporation. The Corporation may issue the shares of stock for such consideration as may be fixed by the Board of Directors.

Pursuant to NRS 78.385 and NRS 78.390, and any successor statutory provisions, the Board of Directors is authorized to adopt a resolution to increase, decrease, add, remove or otherwise alter any current or additional classes or series of this Corporation's capital stock by a board resolution amending these Articles, in the Board of Directors' sole discretion for increases or decreases of any class or series of authorized stock where applicable pursuant to NRS 78.207 and any successor statutory provision, or otherwise subject to the approval of the holders of at least a majority of shares having voting rights, either in a special meeting or the next annual meeting of shareholders. Notwithstanding the foregoing, where any shares of any class or series would be materially and adversely affected by such change, shareholder approval by the holders of at least a majority of such adversely affected shares must also be obtained before filing an amendment with the Office of the Secretary of State of Nevada.

The capital stock of this Corporation shall be non-assessable and shall not be subject to assessment to pay the debts of the Corporation.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 88.12%

4. Effective date of filing (optional): July 24, 2007

5. Officer Signature (required): [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

**IMPORTANT:** Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.